Exhibit 99.1

New Media Announces Solid Second Quarter 2019 Results

•	Total Revenues of $404.4 million
•	Operating income of $12.2 million
•	As Adjusted EBITDA of $47.5 million*
•	Free Cash Flow of $33.6 million*
•	Declared second quarter dividend of $0.38
•
Today announced the acquisition of Gannett, Inc. in a concurrent press release. Management will host an investor call about the transaction and earnings at 4:15pm ET. The conference call may be accessed by dialing 1-855-319-1124 (from within the U.S.) or 1-703-563-6359 (from outside of the U.S.) 10 minutes prior to the scheduled start of the call; please reference access code “3747329”. A simultaneous webcast of the conference call will be accessible to the public on a listen-only basis through each company’s website. Please visit www.newmediainv.com and www.gannett.com.

NEW YORK, N.Y. August 5, 2019 – New Media Investment Group Inc. (NYSE: NEWM) today reported its financial results for the second quarter ended June 30, 2019.

($ in million, except per share)
GAAP Reporting	Q2 2019
Revenues	$404.4
Operating income	$12.2
Net income attributable to New Media	$2.8
Non-GAAP Reporting*	Q2 2019
As Adjusted EBITDA	$47.5
Free Cash Flow	$33.6

*For definitions and reconciliations of Non-GAAP Reporting measures, please refer to the Non-GAAP Financial Measures Note and reconciliations below.

“Our results this quarter were in line with our expectations and reflect improvement over the first quarter in organic same store revenue by fifty basis points. Our growth businesses continue to perform well, with revenue at GateHouse Live up 82.9% over the prior year. Circulation revenue trends were in line with the first quarter and we continue to see strength in our strategy to grow subscribers, with digital subscriptions of 195,000, up 54.6% to prior year,” said Michael Reed, New Media President and Chief Executive Officer.

“As Adjusted EBITDA and Free Cash Flow were strong in the quarter at $47.5 million and $33.6 million respectively. We are also very excited to announce this morning our agreement to acquire Gannett, which will create the leading media and marketing services company in the U.S. The combined company will be well positioned to accelerate its digital transformation and unlock meaningful shareholder value through synergies.”

Second Quarter 2019 Financial Results
New Media recorded total revenues of $404.4 million for the quarter, up 4.0% compared to the prior year, and down 6.9% on an organic same store basis. The same store trend was an improvement of fifty basis points over the first quarter.

Traditional Print advertising revenue for the quarter decreased 15.3% on an organic same store basis compared to the prior year. This decline was fifty basis points worse than the first quarter.

Digital revenue increased 12.2% on a reported basis from the prior year to $51.2 million, representing 12.7% of total revenue in the second quarter.  UpCurve generated $27.3 million in revenue, an increase of 13.7% as compared with the prior year on a reported basis.

Circulation revenue decreased 5.5% on an organic same store basis, which was in line with the first quarter trend. Our focus on growing subscriber volumes continues to perform well with digital-only subscribers growing to 195,000, an increase of 54.6% compared to the prior year.

Commercial Print, Distribution and Events revenue increased 9.7% compared to the prior year on an organic same store basis, driven by the 82.9% growth of GateHouse Live and Promotions. The second quarter typically is the largest for that business.

Operating income was $12.2 million for the quarter and Net income attributable to New Media was $2.8 million for the quarter.

As Adjusted EBITDA and Free Cash Flow were $47.5 million and $33.6 million, respectively, for the quarter.

Second Quarter 2019 Dividend

New Media’s Board of Directors declared a second quarter 2019 cash dividend of $0.38 per share of common stock. The dividend is payable on August 28, 2019 to shareholders of record as of the close of business on August 20, 2019.

The declaration and payment of any dividends are at the sole discretion of the Board of Directors, which may decide to change the Company’s dividend policy at any time.

Earnings Conference Call

In light of today’s announcement of the agreement to acquire Gannett Co., Inc., New Media’s management will host a conference call to discuss the transaction and earnings on Monday, August 5, 2019 at 4:15 P.M. Eastern Time. A copy of the earnings release will be posted to the Investor Relations section of New Media’s website, www.newmediainv.com.

All interested parties are welcome to participate. The conference call may be accessed by dialing 1-855-319-1124 (from within the U.S.) or 1-703-563-6359 (from outside of the U.S.) 10 minutes prior to the scheduled start of the call; please reference access code “3747329”. A simultaneous webcast of the conference call will be accessible to the public on a listen-only basis through each company’s website. Please visit www.newmediainv.com and www.gannett.com.

The webcast replay of the conference call will also be available approximately two hours following the completion of the call on the Investor Relation section of New Media’s website.

About New Media Investment Group Inc.

New Media supports small to mid-size communities by providing locally-focused print and digital content to its consumers and premier marketing and technology solutions to our small and medium business partners. The Company is one of the largest publishers of locally based print and online media in the United States as measured by our 154 daily publications.  As of June 30, 2019, New Media operates in over 600 markets across 39 states reaching over 21 million people on a weekly basis and serves over 200,000 business customers.

For more information regarding New Media and to be added to our email distribution list, please visit www.newmediainv.com.

Same Store and Organic Same Store Revenues

Same store results take into account material acquisitions and divestitures of the Company by adjusting prior year performance to include or exclude financial results as if the Company had owned or divested a business for the comparable period.  The results of several acquisitions (“tuck-in acquisitions”) were funded from the Company’s available cash and are not considered material. Organic same store revenues are same store revenues adjusted to remove non-material acquisitions and non-material divestitures, and to adjust for Commercial Print revenues that are now intercompany.

Non-GAAP Financial Measures

The Company strongly urges stockholders and other interested persons not to rely on any single financial measure to evaluate its business.  In addition, because Adjusted EBITDA, As Adjusted EBITDA, and Free Cash Flow are not measures of financial performance under GAAP and are susceptible to varying calculations, these non-GAAP measures, as presented in this press release, may differ from and may not be comparable to similarly titled measures used by other companies.

Adjusted EBITDA, As Adjusted EBITDA, and Free Cash Flow

The Company defines Adjusted EBITDA as net income (loss) from continuing operations before income tax expense (benefit), interest/financing expense, depreciation and amortization, and non-cash impairments.  The Company defines As Adjusted EBITDA as Adjusted EBITDA before transaction and project costs, merger and acquisition related costs, integration and reorganization costs, gain/loss on sale or disposal of assets, non-cash items such as non-cash compensation, and Adjusted EBITDA from non-wholly owned subsidiaries.  The Company defines Free Cash Flow as As Adjusted EBITDA less capital expenditures, cash taxes, interest paid, and pension payments.

Management’s Use of Adjusted EBITDA, As Adjusted EBITDA, and Free Cash Flow

Adjusted EBITDA, As Adjusted EBITDA, and Free Cash Flow are not measures of financial performance under GAAP and should not be considered in isolation or as alternatives to income from operations, net income (loss), cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP.  New Media’s management believes these non-GAAP measures, as defined above, are useful to investors for the following reasons:

-	Evaluating performance and identifying trends in day-to-day performance because the items excluded have little or no significance on the Company’s day-to-day operations; and
-
Providing assessments of controllable expenses that afford management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieving optimal financial performance.

We use Adjusted EBITDA, As Adjusted EBITDA, and Free Cash Flow as measures of our deployed revenue generating assets between periods on a consistent basis.  We believe As Adjusted EBITDA and Free Cash Flow measure our financial performance and help identify operational factors that management can impact in the short term, mainly our operating cost structure and expenses.  We exclude mergers and acquisition, transaction, and project related costs such as diligence activities and new financing related costs because they represent costs unrelated to the day-to-day operating performance of the business that management can impact in the short term.  We consider the loss on early extinguishment of debt to be financing related costs associated with interest expense or amortization of financing fees, which by definition are excluded from Adjusted EBITDA. Such charges are incidental to, but not reflective of our day-to-day operating performance of the business that management can impact in the short term.

Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect New Media’s current views regarding, among other things, the proposed transaction between New Media and Gannett, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction and future opportunities for the combined company, as well as other statements that are other than historical fact. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim,” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. New Media can give no assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements.  These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:

•
continued declines in advertising and circulation revenues, economic conditions in the markets in which New Media operates, including natural disasters, tariffs and other factors affecting economic conditions generally, competition from other media companies;

•	the possibility of insufficient interest in New Media's digital and other businesses, technological developments in the media sector;

•
an ability to source acquisition opportunities with an attractive risk-adjusted return profile, inadequate diligence of acquisition targets, and difficulties integrating and reducing expenses, including at our newly acquired businesses;

•	New Media's and Gannett's ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•
the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of New Media’s stockholders and Gannett’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;

•
the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•
the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by New Media in its most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K. Such forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, New Media expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between the Company and Gannett. The proposed transaction will be submitted to the Company’s stockholders and Gannett’s stockholders for their consideration.  In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to shares of the Company’s common stock to be issued in the proposed transaction and a joint proxy statement for the Company’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”), and each of the Company and Gannett will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed acquisition with the SEC.  Stockholders of the Company and Gannett are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Joint Proxy Statement, as well as any amendments or supplements to these documents, carefully when they become available because they will contain important information about the proposed transaction.  The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by the Company or Gannett with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov.  In addition, security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement from the Company upon written request to the Company at 1345 Avenue of the Americas, Floor 45, New York, NY 10105, or by calling (212) 479-3160.

Participants in Solicitation

The Company and Gannett and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of shares of the Company common stock and holders of shares of Gannett common stock in respect of the proposed transaction. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Information about the directors and executive officers of Gannett is set forth in the proxy statement for Gannett’s 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2019. Investors may obtain additional information regarding the interest of such participants by reading the Registration Statement and the Joint Proxy Statement (once available).  You may obtain free copies of these documents using the sources indicated above.

Contact:
Ashley Higgins, Investor Relations
ir@newmediainv.com
(212) 479-3160
Source: New Media Investment Group Inc.

NEW MEDIA INVESTMENT GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands, except share data)

	June 30, 2019	December 30, 2018

Assets
Current assets:
Cash and cash equivalents	$20,029	$48,651
Restricted cash	3,155	4,119
Accounts receivable, net of allowance for doubtful accounts of $8,694 and $8,042 at June 30, 2019 and December 30, 2018, respectively	150,675	174,274
Inventory	19,647	25,022
Prepaid expenses	30,506	23,935
Other current assets	20,733	21,608
Total current assets	244,745	297,609
Property, plant, and equipment, net of accumulated depreciation of $243,304 and $219,256 at June 30, 2019 and December 30, 2018, respectively	330,942	339,608
Operating lease right-of-use asset, net	109,521	-
Goodwill	317,151	310,737
Intangible assets, net of accumulated amortization of $119,561 and $101,543 at June 30, 2019 and December 30, 2018, respectively	474,900	486,054
Other assets	10,619	9,856
Total assets	$1,487,878	$1,443,864

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$3,296	$12,395
Current portion of operating lease liabilities	14,492	-
Accounts payable	12,454	16,612
Accrued expenses	98,864	113,650
Deferred revenue	113,259	105,187
Total current liabilities	242,365	247,844
Long-term liabilities:
Long-term debt	434,672	428,180
Long-term operating lease liabilities	102,431	-
Deferred income taxes	6,486	8,282
Pension and other postretirement benefit obligations	23,747	24,326
Other long-term liabilities	10,817	16,462
Total liabilities	820,518	725,094
Redeemable noncontrolling interests	1,098	1,547
Stockholders’ equity:
Common stock, $0.01 par value, 2,000,000,000 shares authorized; 60,806,451 shares issued and 60,481,674 shares outstanding at June 30, 2019; 60,508,249 shares issued and 60,306,286 shares outstanding at December 30, 2018	608	605
Additional paid-in capital	677,574	721,605
Accumulated other comprehensive loss	(6,938)	(6,881)
(Accumulated deficit) retained earnings	(2,409)	3,767
Treasury stock, at cost, 324,777 and 201,963 shares at June 30, 2019 and December 30, 2018, respectively	(2,573)	(1,873)
Total stockholders’ equity	666,262	717,223
Total liabilities, redeemable noncontrolling interests and stockholders’ equity	$1,487,878	$1,443,864

NEW MEDIA INVESTMENT GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
(In thousands, except per share data)

	Three months ended		Six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018

Revenues:
Advertising	$184,767	$187,609	$363,462	$350,868
Circulation	150,850	144,536	303,015	274,527
Commercial printing and other	68,770	56,657	125,510	104,172
Total revenues	404,387	388,802	791,987	729,567
Operating costs and expenses:
Operating costs	233,407	217,775	462,902	414,164
Selling, general, and administrative	130,040	126,837	261,548	245,656
Depreciation and amortization	23,328	19,935	44,251	39,182
Integration and reorganization costs	3,230	1,749	7,342	4,179
Impairment of long-lived assets	1,262	-	2,469	-
Net loss (gain) on sale or disposal of assets	947	(808)	2,737	(3,979)
Operating income	12,173	23,314	10,738	30,365
Interest expense	10,212	8,999	20,346	17,351
Other income	(311)	(337)	(571)	(857)
Income (loss) before income taxes	2,272	14,652	(9,037)	13,871
Income tax (benefit) expense	(343)	2,946	(2,297)	2,830
Net income (loss)	2,615	11,706	(6,740)	11,041
Net loss attributable to redeemable noncontrolling interests	(200)	-	(449)	-
Net income (loss) attributable to New Media	$2,815	$11,706	$(6,291)	$11,041

Income (loss) per share:
Basic:
Net income (loss) attributable to New Media	$0.05	$0.20	$(0.10)	$0.20
Diluted:
Net income (loss) attributable to New Media	$0.05	$0.20	$(0.10)	$0.20

Dividends declared per share	$0.38	$0.37	$0.76	$0.74

Comprehensive income (loss)	$2,588	$11,638	$(6,797)	$10,906
Comprehensive loss attributable to redeemable noncontrolling interests	(199)	-	(448)	-
Comprehensive income (loss) attributable to New Media	$2,787	$11,638	$(6,349)	$10,906

NEW MEDIA INVESTMENT GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands)

	Six months ended
	June 30, 2019	July 1, 2018

Cash flows from operating activities:
Net (loss) income	$(6,740)	$11,041
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	44,251	39,182
Non-cash compensation expense	1,843	1,832
Non-cash interest expense	689	1,078
Deferred income taxes	(1,796)	2,264
Net loss (gain) on sale or disposal of assets	2,737	(3,979)
Impairment of long-lived assets	2,469	-
Pension and other postretirement benefit obligations	(649)	(984)
Changes in assets and liabilities:
Accounts receivable, net	26,707	15,591
Inventory	6,287	(4,858)
Prepaid expenses	(6,035)	(3,777)
Other assets	(109,775)	5,255
Accounts payable	(4,962)	(806)
Accrued expenses	3,328	(6,845)
Deferred revenue	2,254	1,452
Other long-term liabilities	97,045	1,157
Net cash provided by operating activities	57,653	57,603
Cash flows from investing activities:
Acquisitions, net of cash acquired	(39,353)	(149,604)
Purchases of property, plant, and equipment	(4,934)	(5,041)
Proceeds from sale of real estate, other assets and insurance	7,107	12,585
Net cash used in investing activities	(37,180)	(142,060)
Cash flows from financing activities:
Payment of debt issuance costs	-	(500)
Borrowings under term loans	-	49,750
Repayments under term loans	(11,296)	(2,062)
Borrowings under revolving credit facility	102,900	-
Repayments under revolving credit facility	(94,900)	-
Payment of offering costs	-	(152)
Issuance of common stock, net of underwriters’ discount	-	111,099
Purchase of treasury stock	(700)	(753)
Payment of dividends	(46,066)	(42,226)
Net cash (used in) provided by financing activities	(50,062)	115,156
Effect of exchange rate changes on cash and cash equivalents	3	-
Net (decrease) increase in cash, cash equivalents and restricted cash	(29,586)	30,699
Cash, cash equivalents and restricted cash at beginning of period	52,770	46,162
Cash, cash equivalents and restricted cash at end of period	$23,184	$76,861

NEW MEDIA INVESTMENT GROUP INC. AND SUBSIDIARIES
AS ADJUSTED EBITDA AND FREE CASH FLOW
(In thousands, except share data)

	Three months ended		Six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018

Net income (loss)	$2,615	$11,706	$(6,740)	$11,041
Income tax (benefit) expense	(343)	2,946	(2,297)	2,830
Interest expense	10,212	8,999	20,346	17,351
Impairment of long-lived assets	1,262	-	2,469	-
Depreciation and amortization	23,328	19,935	44,251	39,182
Adjusted EBITDA	37,074	43,586	58,029	70,404
Non-cash compensation and other expense	6,255	4,224	12,454	10,674
Integration and reorganization costs	3,230	1,749	7,342	4,179
Net loss (gain) on sale or disposal of assets	947	(808)	2,737	(3,979)
As Adjusted EBITDA	47,506	48,751	80,562	81,278
Interest Paid(1)	(9,928)	(8,652)	(19,495)	(16,332)
Net capital expenditures	(2,692)	(3,112)	(4,934)	(5,041)
Pension payments	(373)	(615)	(649)	(984)
Cash taxes(2)	(908)	(699)	(921)	(699)
Free Cash Flow	$33,605	$35,673	$54,563	$58,222
Basic weighted average shares outstanding	60,030,748	59,279,159	59,997,891	56,106,899
Diluted weighted average shares outstanding	60,030,748	59,720,010	59,997,891	56,486,474

(1)	Average interest paid during 2019 for the six month period.
(2)	Cash paid, net of refunds.

NEW MEDIA INVESTMENT GROUP INC. AND SUBSIDIARIES
SAME STORE AND ORGANIC SAME STORE REVENUES
(In thousands)

	Three months ended		Six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018

Total revenues from continuing operations	$404,387	$388,802	$791,987	$729,567
Revenue adjustment for material acquisitions	-	-	-	-
Same Store Revenues	404,387	388,802	791,987	729,567
Tuck-in Acquisitions(1)	(47,196)	(4,959)	(120,255)	(6,034)
Organic Same Store Revenues	$357,191	$383,843	$671,732	$723,533

(1)	Tuck-in acquisitions are adjusted to remove non-material acquisitions and non-material divestitures, and to adjust for Commercial Print revenues that are now intercompany.